UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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SEC FILE NUMBER

46119E100
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CUSIP NUMBER

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☒ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INTREPID CAPITAL CORPORATION

Full Name of Registrant

Former Name if Applicable

3652 South Third Street, Suite 200

Address of Principal Executive Office (Street and Number)

Jacksonville Beach, Florida 32250

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Intrepid Capital Corporation (the “Company”) announced on July 18, 2003 that it will be restating its financial statements for the fiscal year ended December 31, 2002 and for interim periods beginning with the financial statements included in its Quarterly Report on Form 10-QSB for the three and six months ended June 30, 2002. As a result of this restatement, the Company’s Form 10-QSB for the quarterly period ended June 30, 2003 will not be able to be timely filed. This is due to the continued review of the Company’s restated financial statements by the Company’s previous external auditors, KPMG LLP. The Company continues to work with KPMG LLP in order for KPMG LLP to complete its review of the Company’s financial statements including the restatements. The Company will file its Form 10-QSB as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark F. Travis	(904)	246-3433
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As set forth in the Company’s Current Report on Form 8-K filed July 21, 2003, the Company’s management and KPMG LLP (its predecessor independent accountants) informed the Board of Directors that the Company had not completely accounted for a $600,000 compensation agreement entered into during the second quarter of fiscal year 2002. Of the aggregate amount of this liability, the Company believes that approximately $200,000 was accounted for in the wrong period of fiscal year 2002 and approximately $300,000 was not reflected in the Company’s financial statements for fiscal year 2002 or any interim period. The impact on previously issued quarterly results included in its Quarterly Report on Form 10-QSB for the three and six months ended June 30, 2002 has yet to be determined as of the date of this filing.

Intrepid Capital Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2003	By /s/ Mark F. Travis
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intention misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).